UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Southeastern Roast and Brewery L.L.C.

Legal status of issuer Form

Limited liability company

Jurisdiction of Incorporation/Organization

Washington, DC

Date of incorporation

June 5, 2017

Physical address of issuer

1433 E Fort Ave, Baltimore, MD 21230

Website of issuer

www.southeasternroastery.com

Current employees

Three

Financial summary

	Most recent fiscal year end	**Prior fiscal year end**
Total Assets	$35,000	$33,428
Cash and Cash Equivalents	$7,500	$25,000
Accounts Receivable	$14,955	$3,104
Short-term Debt	$15,000	$11,000
Long-term Debt	$118,000	$9,222
Revenues/Sales	$59,693	$16,596
Cost of Goods Sold	$47,946	$6,535
Taxes Paid	$3,582	$996
Net Income	$11,747	-$5,338

Form C-AR

Annual Report
of
Southeastern Roast and Brewery L.L.C.
("Southeastern Roast and Brew," the "company," the "issuer," "we," "our," "us")
Following the Sale of
Convertible Notes
In a 2020 Direct Public Offering
under Regulation Crowdfunding
(the "DPO")

Forward-Looking Statement Disclosure

This Form C-AR, including any Exhibits referred to herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR, including any Exhibits referred to herein, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, including the Exhibits referred to herein, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control) and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance and other actual future events and cause such operations, performance and events to differ materially from the operations, performance and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C-AR, including any Exhibits referred to herein, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C-AR, including any Exhibits referred to herein, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

Pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the issuer's web site an annual report along with the financial statements of the issuer certified by the principal executive officer of the issuer to be true and complete in all material respects and a description of the financial condition of the issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r) and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Southeastern Roast and Brewery L.L.C.	Limited liability company	Washington, DC	June 5, 2017	1433 E Fort Ave, Baltimore, MD 21230	www.southeasternroastery.com

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:
(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and
(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Candice Schibli (the "Founder")	Sole Member / Founder / Head Roaster / Operating Manager	2016-present

Principal occupation and employment of directors and officers over the past three years:

Candice Schibli

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Candice Schibli	Southeastern Roast and Brew (including during the time period before the issuer was formed as a limited liability company)	See Item(d) below.	Sole Member / Founder / Head Roaster / Operating Manager Overall direction and management of the company	2016-present
	DevTech Systems	International consulting firm dedicated to development. Provides advisory services and technical assistance to government, private-sector, and civil-society stakeholders in more than 100 countries.	Microenterprise Report Manager Government contracting for international development financing	2013-2018

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage

Candice Schibli	100%

Rule 201(d) A description of the business of the issuer and the anticipated business plan of the issuer.

We are a woman-of-color owned coffee wholesaler and brewery in Baltimore, MD. We are dedicated to fostering compassion for natural and human resources. We promote the well-being of women by buying from and selling to women-led businesses or businesses that support women. We also prioritize customers, farmers, and importers that use environmentally sustainable practices.

We supply coffee beans to restaurants and cafés in the Washington, DC, area and do some direct-to-consumer sales at popups in the area as well as at a farmer's market in Maryland. Right now, we do not have our own space for roasting, packaging, or retail sales and we roast at two different shared spaces. The Founder does all of the roasting. She and part-time contractors do the brewing and packaging. She does the majority of the sales with some support from contractors.

We used the proceeds of the offering to open our own roastery and café in Baltimore, MD (the "Roastery and Café").

Rule 201(e) The current number of employees of the issuer.

Three.

Rule 201(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; increases in operating costs; the Company's ability to expand its customer base and retain key customers; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition. Some specific risks include but are not limited to the following.

The coffee business is highly competitive and our failure to introduce new products to the market may harm our business.
We operate in a highly competitive industry, which is characterized by frequent introductions of new products and services into the market. Our success will depend, in part, on our ability to improve our present products, to develop new products and to provide necessary services and support.

Control of the Company and all of its operations are solely with its Founder and will remain with her.
Investors must rely upon the judgment and skills of the Founder. Investors have no voting rights.

We may not have sufficient financial resources to successfully compete in the coffee business.
A large number of enterprises provide products or services similar to ours. In addition to small-batch roasters, like us, there are national and international coffee suppliers in the Washington, DC area, our target market, like Pete's Coffee, Starbucks Coffee, La Colombe and others. Convenience stores such as Wawa's and 7-11 are also carrying specialty coffee. Distributors like Sudexo and Gordons offer low cost bulk coffee to businesses. We will be competing with established businesses that have an operating history, and greater financial resources, management experience and market share than we have. Some of these businesses have the ability to purchase and sell high quantities of coffee and have high brand recognition. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

We depend on the services of key employees, whose knowledge of coffee roasting and available markets would be difficult to replace.
Our success depends substantially on the services of the Founder as well as our Brew Master, Brian Benjamin. Our business may be harmed if we lose the services of these people and we are not able to attract and retain qualified replacements.

Our key person has limited experience managing a company in the coffee roasting business.
Founder has less than four years of experience managing a company in the coffee business and have no experience in managing a development-stage enterprise. To mitigate this risk, we have created an advisory board from various sectors that can assist in development-stage business management, business development, and outreach. Our ability to operate successfully may depend on our ability to attract and retain qualified technical personnel and maintain good working relationships with our advisory board members.

Hiring and retaining employees may pose a financial challenge.
The cost of living is high in the DC area, and what constitutes a living wage is high. In order to hire and retain employees and act consistently with our mission, we will need to invest a considerable amount into wages and salaries for our employees.

Our failure to comply with government rules and regulations may harm our business.
Our business must comply with local, state and federal rules and regulations. We currently comply with the rules and regulations with which we are required to comply and will continue to do so under future physical and business structures. If we fail to comply with a rule or regulation we may be subject to fines, or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Because there is no market for the Company's Crowd Notes (as defined herein), an investor may not be able to sell their Crowd Note.
An investor may never be able to sell their Crowd Note—or any securities into which the Crowd Note converts—or recover any part of the investment.

No guaranteed return. No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment.

Arbitrary valuation. Any valuation of the company discussed herein bears no relationship to established value criteria such as net tangible assets and accordingly should not be considered an indication of the actual or prospective value of the company.

The COVID-19 virus could negatively impact our business. COVID-19 has been declared by the World Health Organization as a global pandemic. It has not yet been contained and does not yet have a vaccine. It is unclear how many people could become infected or could die from the virus.

The virus has yet to affect our Founder, team, suppliers, or business customers. However, there are COVID-19 cases in the DC region, where we are located, as well as in one of the countries from which we source our coffee. Illness or death affecting any of our key producers, importers, or business customers could disrupt our production and slow our sales. Likewise, illness or death affecting our Founder or team could cause us to slow or suspend our operations.

Fewer people may choose to eat out until the virus has been contained. If this happens, we expect wholesale and retail sales to slow as a result. However, online and subscription sales could increase.

Rule 201(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities offered and each other class of security of the issuer, including the number of securities offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The issuer is offering a minimum of $15,000 and a maximum of $107,000 in convertible promissory notes (the "Crowd Notes"). The issuer has outstanding $55,000 in convertible promissory notes raised in a private offering under Rule 504 of Regulation D under the Securities Act (the "504 Notes" and, together with the Crowd Notes, the "Notes"). The Crowd Notes and the 504 Notes have substantially the same terms.

A summary of the principal terms of the Notes is below.

Interest Rate:	Annual interest rate of 3%.
Maturity Date:	December 31, 2023.
Conversion:	In the event the Company commences, on or before the Maturity Date, an equity financing pursuant to which it sells its preferred equity securities, (the "Preferred Equity Securities") with the principal purpose of raising capital (a "Qualified Financing"), then the outstanding principal balance of the Note shall <u>automatically convert</u> into Preferred Equity Securities. (The Preferred Equity Securities will have substantially the same terms as the Preferred Units discussed in the Appendix hereto.)
	The conversion price for principal and interest will be a price equal to 95% of the price paid by the other purchasers of the Preferred Equity Securities sold in the Qualified Financing.
	At the Company's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to the investor in cash or converted into equity in the same manner as principal.

If the Company does not commence a Qualified Financing or have a change of control on or before the Maturity Date, all principal shall <u>automatically convert</u> into the most senior series of preferred equity interests of the Company (which interests shall have substantially the same terms as those of the Preferred Units discussed in the Appendix hereto), or if the Company is not at that time authorized to issue any preferred equity interests, non-preferred equity interests of the Company, in either case at a pre-money valuation of $6 million.

At the Company's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to the Holder in cash or converted into equity in the same manner as principal.

Liquidity Events: Upon a change of control the investor shall have the right, but not the obligation, to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity interests of the surviving entity outstanding or, if no such preferred equity interests are outstanding, non-preferred equity interests of the surviving entity outstanding, at a 5% discount.

Prepayment: The Company may not prepay the principal of any Note, in whole or in part, without consent of the investor. All prepayments shall be applied first to interest and then to principal. The Company shall have the absolute right to prepay accrued interest at any time during the term of the Note.

Subordination: The Note shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Amendment: The Note may be amended by mutual agreement of the parties. In addition, all of the Notes may be amended with the written consent of the company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes (the "Majority in Interest"); provided that no amendment or waiver which would alter or change the principal amount owing upon the Notes, or the rate of interest payable thereon, may be effective without the consent of all of the holders of the Notes. Notwithstanding the proviso in the previous sentence requiring unanimity to make a change to the principal amount owing or the interest rate, the remaining conversion provisions set forth in the Note may be amended or waived by the Majority in Interest. Any amendment or waiver of any such term or condition hereof that is duly approved by the Majority in Interest shall be binding on all holders of the Notes.

Security: The Note is unsecured.

Appendix

Securities Offered:	Preferred Units
Preferred Distributions:	Holders of preferred units ("Preferred Members") will be entitled to receive annual non-cumulative distributions, when, as, and if declared by the Manager, out of any funds and assets of the Company legally available therefor. In any year, unless each Preferred Member receives a distribution of at least five percent (5%) of the Original Issue Price (the "Base Preferred Distribution"), no distribution shall be paid to holders of non-preferred equity interests. The "Original Issue Price" for a unit shall mean the price for which such unit was purchased. Additional Preferred Distribution In any year in which the Preferred Members receive the Base Preferred Distribution and holders of non-preferred equity interests receive a distribution equal to that received by the Preferred Members, Preferred Members shall fully participate in any additional distributions paid to holders of non-preferred equity interests on a per unit basis (for example, if holders of non-preferred equity interests receive an additional distribution of five cents per unit, the Preferred Members shall also receive an additional distribution of five cents per unit).
Redemption:	The Company reserves the right to redeem any or all, or any portion of, preferred units at any time. The Redemption Price, in the case of a redemption elected by the Company, shall be equal to the greater of (a) the difference between (i) two times the Original Issue Price and (ii) the aggregate amount of distributions paid to the Preferred Member as of such time and (b) the sum of (i) the Original Issue Price and (ii) the amount of any distributions due to the Preferred Member but unpaid. Following the second anniversary of the issuance his or her investment, a Preferred Member may request redemption of his or her units at a price equal to (a) if such request is made prior to the third anniversary of the Preferred Member's investment, 70 percent of the Original Issue Price; (b) if such request is made after the third but prior to the fourth anniversary of the Preferred Member's investment, 80 percent of the Original Issue Price; (c) if such request is made after the fourth but prior to the fifth anniversary of the Preferred Member's investment, 90 percent of the Original Issue Price; and (d) if such request is made after the fifth anniversary of the Preferred Member's investment, 100 percent of the Original Issue Price. If the Manager determines that a requested redemption may impair the

	Company's ability to operate effectively, the Manager may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.
Liquidation preference (in the case of dissolution or sale):	After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the Company, liquidation proceeds shall be paid as follows: First, to Preferred Members up to a maximum of each such member's Original Issue Price; Second, to the Founding Member.
Voting rights:	Preferred units are nonvoting.

If the company converts into another form of entity through merger or statutory conversion, the company shall modify the terms in the above Appendix at the company's discretion so that such terms are compatible with the company's new form.

The Notes do not have voting rights.

If the investor's Note converts into non-preferred equity (as described above), the investor may gain voting rights.

If the investor's Note converts into preferred equity (as described above), the investor will not have voting rights (except, perhaps, under limited circumstances as required by law).

The terms of the Notes may be amended as described under "Amendment" above. The "Amendment" section also describes a way in which holders of Notes (both Crowd Notes and 504 Notes) may limit one another's rights under their Notes.

Please see the Convertible Note as **Exhibit A** for the complete terms of the investment.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities offered.

The Founder and sole owner has the absolute right to make decisions with respect to the company. It is possible that the Founder could make a decision that has negative consequences for the company and therefore the investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see our response to Item (c) above.

(4) How the securities offered are valued and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Notes, including the Crowd Notes, are valued at face value, and future convertible promissory notes of the company will be valued at face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Until the investor's Crowd Note converts into equity interests, the investor will have no voting rights or ownership in the company. The company's Founder, who is the company's sole owner and decision-maker, could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

If the investor's Crowd Note converts into preferred equity interests, the investor will have ownership in the company but no voting rights (except possibly under limited circumstances as required by law). In that case, the investor would still be reliant on the Founder to make decisions for the company, such as the decisions described above, and those decisions could reduce the investor's return in the manner described above.

If the investor's Crowd Note converts into non-preferred equity interests, it is possible that the investor would have full voting rights. However, the investor could have minority ownership in the company and as a result very little control over the decisions affecting the company. The investor would again be reliant on the Founder to make decisions for the company, such as the decisions described above, and those decisions could reduce the investor's return in the manner described above.

If the company issues additional equity interests after the investor's Crowd Note has converted into equity interests, the investor's ownership in the company could be diluted. If the company issues additional convertible notes before or after the conversion of the investor's Crowd Note, the investor's ownership of the company could also be diluted. There may be other circumstances in which the investor's ownership interest in the company could be diluted.

 If the investor's Crowd Note converts into preferred equity interests as described in Item (m)(1) above, and such conversion is not due to a liquidity event (as such is described in Item (m)(1) above), the company has the right to redeem the investor's preferred equity interests at any time as described in Item (m)(1) above.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The issuer has the following outstanding indebtedness:

$55,000 in 504 Notes (further described in (Item (m) above).

Revolving credit card debt (Bank of America) in the amount of $10,000 and at an annual interest rate of 12%.

Kiva loan with a principal balance of $6,580 and an interest rate of 0%. The loan matures in April 2021.

Rule 201(q) A description of exempt offerings conducted within the past three years.

The issuer sold $55,000 in 504 Notes in 2019. The proceeds of the offering were used for architects to design a potential buildout for the Roastery and Café; a lease payment for a potential site for the Roastery and Café; a Q Grader Certification; a coffee contracts class; a delivery truck; service on vehicles used for the business; and general supplies and delivery.

Rule 201(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements, which have been filed with the SEC as **Exhibit D** to the 2020 offering statement, and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors described elsewhere in this offering statement, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Southeastern Roastery incorporated as an LLC in December 2016. We obtained our first clients in 2017 and now have eight wholesale accounts. We began selling at farmers markets and popups in 2019. Our Founder roasts at our Roastery in Baltimore, MD.

In 2017, we had a net loss of approximately $14,000 as we were starting up the business and just beginning to develop our client base. Our customer growth rate in 2017 was one client per four months. Moving our 1kg roaster to a partner location in Washington, DC, resulted in a 250% increase in clients with a one-customer loss. However, at the end of 2017, we had cash assets of approximately $60,000 which the Founder had invested in the business. In 2018, we incurred additional expenses to support our growth, including the following:

1. Legal fees for our offering of the 504 Notes. (We raised $55,000 through the offering of the 504 Notes.)
2. Fees for the architect designing a potential buildout for the Roastery and Café.
3. Purchase of a 12kg roaster to increase our production capacity.
4. Co-working kitchen space rental.

Our revenue in 2018 was approximately $24,000—more than triple what it was in 2017—but our expenses totaled around $79,000, resulting in a net loss of approximately $55,000. We had around $33,000 in cash assets at the end of 2018.

Our revenue for 2019 totaled $16,596, cost of goods sold totaled $6,535, and our net loss was $5,338. We held $25,000 in cash and cash equivalents at the end of 2019.

Our revenue for 2020 was $59,693 and cost of goods sold totaled $47,946. We held $7,500 in cash and cash equivalents at the end of 2020 and our total net income for 2020 was $11,747.

Please read our financial statement attached as **Exhibit B** for more information.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

List of Exhibits

Exhibit A: Convertible Note (attached hereto)
Exhibit B: Financial Statement (filed herewith)

EXHIBIT A
CONVERTIBLE NOTE

CONVERTIBLE PROMISSORY NOTE

$________ **___________, ____**

For value received, **Southeastern Roast and Brewery L.L.C.** ***("Payor")***, a limited liability company formed in Washington, District of Columbia ***("D.C.")*** promises to pay to __________________________ or its assigns (***"Holder"***) the principal sum of **_________________ dollars ($______)**, or such lesser amount as shall then equal the outstanding principal balance hereunder, together with simple interest on the unpaid principal balance at the rate of three percent (3%) per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted as provided herein. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

This note (the ***"Note"***) is issued pursuant to the terms of that certain Convertible Note Purchase Agreement (the ***"Agreement"***), dated as of **_____________________**, by and between Payor and Holder. All notes issued pursuant to convertible note purchase agreements in substantially the same form as the Agreement shall be referred to herein as the ***"Notes."***

All payments of interest and principal shall be in lawful money of the United States of America and shall be made to Holder. All payments shall be applied first to accrued interest, and thereafter to principal.

In the event Payor commences an offering to issue and sell its Equity Securities (as defined below) to investors (the ***"Investors"***) on or before December 31, 2023 (the ***"Maturity Date"***) with the principal purpose of raising capital (a ***"Qualified Financing"***), then the outstanding principal balance of this Note shall automatically convert into Equity Securities at a five percent (5%) discount from the price paid by Investors in the Qualified Financing. Other than the purchase price, this Note shall convert into equity on the same terms and conditions given to the Investors in the Qualified Financing.

At Payor's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to Holder in cash or converted into equity in the same manner as principal.

For purposes of this Note, the term ***"Equity Securities"*** shall mean Payor's preferred equity interests that have substantially the same terms as the preferred units described in the Appendix hereto and that are sold in a Qualified Financing following the date hereof, except that such defined term shall not include any security granted, issued and/or sold by Payor to any employee or consultant in such capacity, and provided that if Payor merges or converts into a different form of entity, Payor shall, in its sole and absolute discretion, modify the terms of the Equity Securities so that such terms are compatible with the new entity form.

1

In the event of a Change of Control (as defined below), Holder shall have the right, but not the obligation, to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity interests of the surviving entity outstanding or, if no such preferred equity interests are outstanding, nonpreferred equity interests of the surviving entity outstanding, at a 5% discount. The terms of nonpreferred or preferred equity interests issuable to Holder upon a Change of Control are not yet determined, and for the avoidance of doubt, Company has no obligation to offer such equity interests on the same or similar terms as those discussed in the Appendix hereto or on any other particular terms.

"Change of Control" is defined as follows: (i) any person becomes the beneficial owner of more than 50% of the outstanding voting securities of Payor having the right to vote for the election of members of the governing body; (ii) any reorganization, merger, or consolidation of Payor, other than a transaction or series of related transactions in which the holders of the voting securities of Payor outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of Payor or such other surviving or resulting entity; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of Payor.

For the avoidance of doubt, Change of Control shall not mean the Payor's statutory conversion or merger into a different form of entity.

If no Qualified Financing or Change of Control has occurred before or on the Maturity Date, any outstanding principal shall automatically convert into the most senior series of preferred equity interests of the Payor, which preferred equity interests shall have substantially the same terms as the terms of the preferred units described in the Appendix hereto (provided that if Payor merges or converts into a different form of entity, Payor shall, in its sole and absolute discretion, modify the terms of such preferred equity interests so that such terms are compatible with the new entity form), or if the Payor is not at that time authorized to issue any preferred equity interests, nonpreferred equity interests of the Payor, in either case at a pre-money valuation of $6 million. Such payment or conversion shall occur within 90 days after the Maturity Date.

At Payor's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to Holder in cash or converted into equity in the same manner as principal.

No fractional equity interests shall be issued upon conversion of this Note. In lieu of any fractional equity interests to which Holder would otherwise be entitled, the number of equity interests issuable shall be rounded down to the next whole number and Payor shall, in lieu of issuance of any fractional equity interest, pay to Holder a sum in cash equal to the fair market value, as determined in good faith by Payor's manager, member(s), Board of Directors, or other governing body, of any fractional equity interest.

Payor shall have the right to prepay the principal on the Note, in whole or in part, only with the prior written consent of Holder.

All prepayments shall be applied first to interest and then to principal. Payor shall have the absolute right to prepay accrued interest at any time during the term of the Note.

If there shall be any Event of Default hereunder, at the option and upon the declaration of Holder and upon written notice to Payor (which election and notice shall not be required in the case of an Event of Default under Section 9(b) or 9(c)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an *"Event of Default"*:

Payor shall default in its performance of any covenant under the Agreement;

Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Payor).

This Note shall be subordinated to all indebtedness of Payor to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money (*"Senior Debt"*). Payor hereby agrees, and by accepting this Note, Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the *"Senior Creditors"*) to Payor that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a *"Default Notice"*), Payor will not make, and Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit Holder from receiving and retaining any payment hereunder unless and until Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into securities of Payor as provided elsewhere in this Note.

This Note is unsecured.

Payor hereby waives demand, notice, presentment, protest and notice of dishonor.

This Note shall be governed by and construed under the laws of D.C. (or the jurisdiction of any successor entity of the Payor), without giving effect to conflicts of laws principles.

This Note may be amended by mutual agreement of the parties. In addition, all of the Notes may be amended with the written consent of Payor and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes (*"Majority in Interest"*); provided that no amendment or waiver which would alter or change the principal amount owing upon the Notes, or the rate of interest payable thereon, may be effective without the consent of all of the holders of the Notes. Notwithstanding the proviso in the previous sentence requiring unanimity to make a change to the principal amount owing or the interest rate, the remaining conversion provisions set forth in the Note may be amended or waived by the Majority in Interest. Any amendment or waiver of any such term or condition hereof that is duly approved by the Majority in Interest shall be binding on all holders of the Notes.

This Note may be assigned by the Payor to any successor entity of the Payor. In the case of such an assignment, the successor entity shall assume all obligations under this Note and shall notify the Holder promptly of such assignment.

[Signature Page Follows]

   IN WITNESS WHEREOF, Payor has caused this **CONVERTIBLE PROMISSORY NOTE** to be duly executed as of _____, _____.

             SOUTHEASTERN ROAST AND BREWERY L.L.C.

             By: _____
             Name: Candice Schibli
             Title: Sole Member

Appendix

Securities Offered:	Preferred units
Preferred Distributions:	Holders of preferred units (**"Preferred Members"**) will be entitled to receive annual noncumulative distributions, when, as, and if declared by the Manager, out of any funds and assets of Company legally available therefor.
	In any year, unless each Preferred Member receives a distribution of at least five percent (5%) of the Original Issue Price (the **"Base Preferred Distribution"**), no distribution shall be paid to holders of nonpreferred equity interests.
	The *"Original Issue Price"* for a unit shall mean the price for which such unit was purchased.
	<u>Additional Preferred Distribution</u>
	In any year in which the Preferred Members receive the Base Preferred Distribution and holders of nonpreferred equity interests receive a distribution equal to that received by the Preferred Members, Preferred Members shall fully participate in any additional distributions paid to holders of nonpreferred equity interests on a per unit basis (for example, if holders of nonpreferred equity interests receive an additional distribution of five cents per unit, the Preferred Members shall also receive an additional distribution of five cents per unit).
Redemption:	Company reserves the right to redeem any or all, or any portion of, preferred units at any time. The Redemption Price, in the case of a redemption elected by Company, shall be equal to the greater of (a) the difference between (i) two times the Original Issue Price and (ii) the aggregate amount of distributions paid to the Preferred Member as of such time and (b) the sum of (i) the Original Issue Price and (ii) the amount of any distributions due to the Preferred Member but unpaid.
	Following the second anniversary of the issuance his or her investment, a Preferred Member may request redemption of his or her units at a price equal to (a) if such request is made prior to the third anniversary of the Preferred Member's investment, 70 percent of the Original Issue Price; (b) if such request is made after the third but prior to the fourth anniversary of the Preferred Member's investment, 80 percent of the Original Issue Price; (c) if such request is made after the fourth but prior to the fifth anniversary of the Preferred Member's investment, 90 percent of the Original Issue Price; and (d) if such request is made after

	the fifth anniversary of the Preferred Member's investment, 100 percent of the Original Issue Price. If the Manager determines that a requested redemption may impair Company's ability to operate effectively, the Manager may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.
Liquidation preference (in the case of dissolution or sale):	After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of Company, liquidation proceeds shall be paid as follows: First, to Preferred Members up to a maximum of each such member's Original Issue Price; Second, to Company's founding member.
Voting rights:	Preferred units are nonvoting.

If Company merges or converts into another form of entity, Company shall modify the terms in this Appendix at Company's sole and absolute discretion so that such terms are compatible with Company's new form.

EXHIBIT B
FINANCIAL SUMMARY

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$35,000	$33,428
Cash and Cash Equivalents	$7,500	$25,000
Accounts Receivable	$14,955	$3,104
Short-term Debt	$15,000	$11,000
Long-term Debt	$118,000	$9,222
Revenues/Sales	$59,693	$16,596
Cost of Goods Sold	$47,946	$6,535
Taxes Paid	$3,582	$996
Net Income	$11,747	-$5,338